EXHIBIT 99.4
EverQ GmbH, Thalheim
Notes to the financial statements (Balance Sheet, Income Statement, Cash Flow Statement, Statement of Changes in Equity) for the period from December 20, 2006 to December 31, 2006
1 Organization and industry
EverQ GmbH (the “Company” or “EverQ”) is a producer that focuses on production of solar modules based on Evergreen Solar’s String-Ribbon™ technology. The Company’s operations are located in Thalheim, Germany. The production of the Company started in the second quarter 2006 and will be further extended in 2007.
The shareholders of EverQ are Evergreen Solar Inc., USA (“Evergreen”), Renewable Energy Corporation ASA, Norway (“REC”), and Q-Cells AG, Germany (“Q-Cells”). The share ownership was as follows:

	Up to Dec. 19, 2006	from Dec. 20, 2006
Evergreen	64%	33.33%
Q-Cells	21%	33.33%
REC	15%	33.33%
Due to that change the subscribed capital was increased by k€ 230 to k€ 480. Furthermore, the additional paid in capital was increased by k€ 41,308 to k€ 71,058.
The Company is included in the consolidated annual financial statements of the shareholders (Q-Cells; Evergreen: At Equity; REC: proportional).
2 Accounting principles
These financial statements represent financial information prepared in the context of the contemplated capital increase and the related decrease in ownership by the SEC registrant Evergreen as described above. The financial statements of EverQ GmbH, Thalheim, as of December 31, 2006 and for the period from December 20, 2006 to December 31, 2006 have been prepared on a basis consistent with accounting standards of the German Commercial Code (HGB) and the Law on Limited Liability Companies (GmbHG). The financial statements do not constitute annual statutory financial statements of EverQ GmbH, Thalheim (Germany), pursuant to German commercial law. Hence, these financial statements do not present the results of the Company’s operations and its cash flows for the Company’s fiscal year and do not include comparative financial information.

The presentation of the financial statements is in accordance with the general classification principles of § 265 HGB and the classification requirements for the balance sheet in accordance with § 266 (2) and (3) HGB.
The income statement has been prepared according to the total cost approach (“Gesamtkostenverfahren”) in accordance with § 275 (2) HGB.
The Company is a large company in terms of § 267 (3) HGB. In 2006, EverQ exceeds the criteria for large companies pursuant to § 267 (3) HGB for the first time. Since these criteria are not exceeded on December 31, 2006 for two consecutive financial years, the legal consequences for large companies pursuant to § 267 (3) do not become effective. Therefore, EverQ makes use of the size-related relief for the disclosures of small companies pursuant to § 288 HGB.
The financial statements are prepared in euro (“€”), information in the notes are rounded to the nearest thousand.
2 Accounting and valuation methods
The financial statements have been prepared taking into account the generally accepted valuation principles as stipulated under §§ 252 to 256 HGB and the special valuation principles for corporations (§§ 269 to 274, 279 to 283 HGB).
Intangible assets have been capitalized at acquisition costs less amortization, which has been calculated using the straight-line method.
Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labor costs and an appropriate proportion of overheads. Depreciation starts at the beginning of the month when the asset is ready for its intended use. It is accounted for as an expense on a straight-line basis to the estimated residual value of property, plant and equipment.
Borrowing costs on loans used to finance the construction of property, plant and equipment are capitalized as part of the cost of the asset until such time that the asset is ready for its intended use.
Maintenance and repair costs are recognized as expenses in the period in which they are incurred.
Government grants to EverQ for the acquisition of property, plant and equipment are accounted for as deferred income (“special items for investment subsidies”). The grants are released to income on a straight-line basis over the expected useful life of the related assets.

Raw materials and supplies are stated at acquisition or production costs. Hereby, the Company is using standard costs which include direct costs and directly related factory overhead (in particular material, payroll, depreciation) based on normal utilization. The standard costs are updated as necessary. The lower of cost and market principle has been observed.
Other assets and cash on banks are stated at nominal value. Receivables are reviewed for impairment when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.
Accruals are recorded whenever a present obligation (legal or constructive) exists as a result of a past event, in the amounts they are expected to be used. Liabilities are stated at the amounts outstanding at year-end.
Short-term receivables and short-term liabilities denominated in foreign currencies are converted in euro using the foreign exchange rate as of balance sheet date.
3 Notes to the balance sheet
The analysis of the different fixed asset categories is presented as annex to the notes. The balance sheet line A.II.4 Assets under construction and prepayments comprise of prepayments of k€ 14,494 and assets under construction of k€ 28,361.
Receivables due from shareholders are related to trade activities (k€ 14,008) or are other assets (k€ 255).
Other assets primarily result from receivables of investment grants of k€ 23,723 (investment incentives and subsidies) as well as VAT claims of k€ 1,796 and are short-term.
The special line item for investment subsidies and incentives relates to investment grants that have been granted by the government. The special line item is released depending on the depreciation pattern of the subsidized assets.
Accruals mainly refer to the accrual for invoices outstanding (k€ 5,028) and a warranty accrual (k€ 557). The accrual for warranty expenses amounts to 1.25% of realized revenues. The accrual for outstanding invoices includes invoices for the period up to December 31, 2006 received but not yet approved.

The maturity of the liabilities is as follows:

Liabilities	= < 1 year	> 1 year =	Total
		< 5 years
	k€	k€	k€
to banks	2,000	5,000	7,000
trade payables	6,147	0	6,147
to shareholders	66,898	9,000	75,898
others	473	0	473

	75,518	14,000	89,518

The bank loans were secured by liens or similar rights. Collateral was given in connection with the receivables of investment grants, equipment and machinery, cash on banks and a mortgage of k€ 22,500.
The liabilities due to shareholders refer to trade activities (k€ 5,577) and to loans including related interests (k€ 70,321).
The Company’s assets were given as subordinated collateral for one loan granted by a shareholder (k€ 8,000).
The loans granted by the shareholders were restructured by long-term shareholder loans at the end of January 2007.
4 Other financial obligations
The Company has incurred financial obligations of:

	= < 1 year	> 1 year =	> 5 years	Total
		< 5 years
	k€	k€	k€	k€
Long-term material purchases	96,065	148,731	123,666	368,462
Short-term purchases of raw materials	21,834	0	0	21.834
Fixed assets	66,674	0	0	66.674
Services	79	33	0	112
Rental and leasing agreements	16	16	0	32

	184,668	148,780	123,666	457,114

thereof due to shareholders				346,628
Obligations from long-term material purchases relate to a long-term contract for purchases of silicon from the REC Group in the years 2007 to 2014 at an amount of k€ 346,628. The contract requires a one time payment of k€ 66,923 ($ 87 Mio.) which will be due in April 2007.

5 Sundry information
Employees
The Company has had on average 466 employees.
Managing Directors
Rainer Mohr, CFO, accountant
Gottfried Marhan, COO, engineer
Supervisory Board

Richard Feldt	engineer	CEO, Evergreen
Eric Sauer	engineer	CTO, REC
Anton Milner	engineer	CEO, Q-Cells

6 U.S. GAAP Reconciliation
The financial statements of the Company have been prepared in accordance with German GAAP. German GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reconciliations of the reported net income prepared under German GAAP to the net income prepared under U.S. GAAP for the period from December 20, 2006 to December 31, 2006 and the reconciliation of the equity prepared under German GAAP to the equity prepared under U.S. GAAP at December 31, 2006, are presented below.
Reconciliation of net income in accordance with German GAAP to net income in accordance with U.S. GAAP

		k€

Net income in accordance with German GAAP		1,190

Reconciling entries	Note

Increase in depreciation due to reversal of impairment loss on property, plant and equipment	N 1	-113
Government grants related to the impaired assets	N 2	51

Net income in accordance with U.S. GAAP		1,128

Reconciliation of equity in accordance with German GAAP to equity in accordance with U.S. GAAP

		k€

Equity in accordance with German GAAP		66,468

Reconciling entries	Note

Reversal of impairment loss on property, plant and equipment	N 1	680
Government grants related to the impaired assets	N 2	-303
Deferred bank charges	N 3	46

Equity in accordance with U.S. GAAP		66,891

Note N 1 — Reversal of impairment loss on property, plant and equipment
German GAAP treatment
In December 2006, the decision was made to replace certain machinery with a carrying value as of November 25, 2006 of k€ 1,020 at the end of February 2007. The original estimated useful life for these assets was 7 years. These assets were written off to the net realizable value for German GAAP purposes as impairment tests have to be prepared under German GAAP in this situation for the single asset.
U.S. GAAP treatment
Under U.S. GAAP, SFAS 144 requires for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As there was no impairment loss was identified on this level, the carrying amount of the assets is to allocate over their estimated remaining useful life of three month. The change represents a change in accounting estimate in accordance with SFAS 151.
Reconciling effect
As a result of the different treatment between German GAAP and U.S. GAAP, EverQ increased the carrying value of property, plant and equipment (A.II.2. Technical equipment and machinery) by k€ 680 as of December 31, 2006 and increased depreciation by k€ 113 for the period from December 20, 2006 to December 31, 2006.
Note N 2 — Government grants related to the impaired assets
German GAAP treatment
Under German GAAP, the assets referred to in Note N 1 are subsidized with government grants in an amount equal to 45% of the respective acquisition costs. The grants are accounted for as deferred income and released to income over the estimated useful life of the subsidized assets. Corresponding to the impairment loss recorded on assets described in Note N 1 the related amount of government grants was realized immediately as other operating income.
U.S. GAAP treatment
Under U.S. GAAP, the government grants that are received based solely on a capital expenditure should be credited to income over the expected useful life of the asset for which the grant was received.

Reconciling effect
As a result of the different treatment between German GAAP and U.S. GAAP, EverQ increased the deferred income (B. Special line item for investment subsidies) by k€ 303 as of December 31, 2006 and increased other operating income by k€ 51 for the period from December 20, 2006 to December 31, 2006.
Note N 3 — Deferred bank charges
German GAAP treatment
Under German GAAP, bank charges are expensed as incurred.
U.S. GAAP treatment
Under U.S. GAAP, bank charges are deferred and released over the term of the related loan.
Reconciling effect
As a result of the different treatment between German GAAP and U.S. GAAP, EverQ increased the deferred expense (B.II.3 Other assets) by k€ 46 as of December 31, 2006.
Deferred taxes
The Company has tax loss carry forwards available of k€ 3,887 as of December 31, 2006. These tax loss carry forwards result in a deferred tax asset of k€ 1,283 considering an applicable tax rate of 33%.
As the government grants are partially granted tax free, there is a tax benefit. As of the balance sheet date, the deferred tax asset related to it amounts to k€ 8,979.
As a result of different accounting treatments, the Company has taxable temporary differences for:
I.	Reversal of impairment loss on property, plant and equipment (see N 1 above) of k€ 680,

II.	Government grants related to the impaired assets (see N 2 above) of k€ -303, and

III.	Deferred bank charges (see N 3 above) of k€ 46.
The respective tax basis for the items is zero as of December 31, 2006, resulting in a deferred tax liability of k€ 140.

Since the Company has no history of gains, an allowance of 100% of the net deferred tax asset of k€ 10,123 was recorded. The Company did not record any deferred taxes for German GAAP purposes as of December 31, 2006.
U.S. GAAP accounting pronouncements issued but yet not adopted
FAS 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands the required disclosures of fair value measurements. This statement does not require a new fair value measurement, but emphasizes that fair value is a market-based measurement, not an entity specific measurement. The expended disclosure requirements will apply to interim and annual periods subsequent to initial recognition and focus on inputs used to measure fair value. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. Management does not believe the adoption of FAS 157 will have a material impact on the Company’s financial position or results of operations.
FIN 48, Accounting for Uncertainty in Income Taxes, clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently assessing the impact that the adoption of FIN 48 will have on the Company’s financial position or results of operations.
Thalheim, February 9, 2007
EverQ GmbH
The Managing Directors:

Rainer Mohr	Gottfried Marhan

EVERQ GmbH, Thalheim
German GAAP Statement of Changes in Equity
for the period from December 20, 2006 to December 31, 2006

			Accumulated
	Subscribed	Additional paid in	losses brought	Net income for the
	Capital	capital	forward	period	Total
	€	€	€	€	€
Balance as of December 20, 2006	250.000,00	29.750.000,00	-6.259.611,88		23.740.388,12
Capital increases	230.000,00	41.307.768,05			41.537.768,05
Net income of the period				1.190.337,21	1.190.337,21

Balance as of December 31, 2006	480.000,00	71.057.768,05	-6.259.611,88	1.190.337,21	66.468.493,38

1

EVERQ GmbH, Thalheim
German GAAP Fixed Assets Movement Schedule
for the period from December 20, 2006 to December 31, 2006

	Historical Cost				Accumulated depreciation				Carrying value
	Balance as of the				Balance as of the					Balance as of the
	beginning of the			Balance as of the	beginning of the			Balance as of the	Balance as of the	beginning of the
	period			end of the period	period			end of the period	end of the period	period
	December 20,		Disposals/	December 31,	December 20,	Depreciation of	Disposals/	December 31,	December 31,	December 20,
	2006	Additions	Retirements	2006	2006	the period	Retirements	2006	2006	2006
	€	€	€	€	€	€	€	€	€	€
I. Intangible assets 1. Software	321.201,61	0,00	0,00	321.201,61	32.841,07	2.978,14	0,00	35.819,21	285.382,40	288.360,54
2. Prepayments	362.899,57	0,00	0,00	362.899,57	0,00	0,00	0,00	0,00	362.899,57	362.899,57

	684.101,18	0,00	0,00	684.101,18	32.841,07	2.978,14	0,00	35,819,21	648.281,97	651.260,11

II. Property, plant and equipment
1. Land	2.072.433,08	0,00	0,00	2.072.433,08	0,00	0,00	0,00	0,00	2.072.433,08	2.072.433,08
2. Buildings	13.398.677,06	0,00	0,00	13.398.677,06	257.111,74	13.568,61	0,00	270.680,35	13.127.996,71	13.141.565,32
3. Technical Equipment and Machinery	47.657.666,25	0,00	0,00	47.657.666,25	3.428.388,39	198.583,35	0,00	3.626.971,74	44.030.694,51	44.229.277,86
4. Other plant, factory and office equipment	1.682.302,45	6.841,58	-6.841,58	1.682.302,45	252.691,00	16.634,25	-6.841,58	262.483,67	1.419.818,78	1.429.611,45
5. Assets under construction and prepayments	38.314.313,81	4.540.236,08	0,00	42.854.549,89	0,00	0,00	0,00	0,00	42.854.549,89	38.314.313,81

	103.125.392,65	4.547.077,66	-6.841,58	107.665.628,73	3.938.191,13	228.786,21	-6.841,58	4.160,135,76	103.505.492,97	99.187.201,52

	103.809.493,83	4.547.077,66	-6.841,58	108.349.729,91	3.971.032,20	231.764,35	-6.841,58	4.195.954,97	104.153.774,94	99.838.461,63